October 16, 2008

Cecilia D. Blye
Chief
Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Turkcell Iletisim Hizmetleri A.S. Form 20-F for Fiscal Year Ended December 31, 2007 (the “Form 20-F”) Filed April 23, 2006 File No. 1-15092

Dear Ms. Blye:

This letter has been prepared on behalf of Turkcell Iletisim Hizmetleri A.S. (the “Company”) in response to the Comment Letter, dated September 17, 2008 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission, addressed to Mr. Serkan Okandan, the Company’s Chief Financial Officer.

Set forth below is the Company’s response to the Comment Letter.  The numbered paragraph and headings correspond to the Comment Letter, the text of which is copied below in italics for your reference.

Risk Factors

We hold interests in several companies … and may not provide the benefits that we respect, page 18.

1.
We note your response to comment 2 in our letter dated August 7, 2008.  Please describe to us in your response letter any agreement, commercial arrangements, or other contracts you have with the government of Syria or individuals/entities controlled by, or affiliated with, that government, whether in general or in connection with your intended acquisition of an interest in Syriatel, in particular.

Response:

As is customary in the Company’s business, it has entered into roaming agreements with GSM operators in neighboring countries, including Syria.  Specifically, the Company has entered into roaming agreements with Spacetel Syria and Syriatel, both of which are entities licensed and regulated by the government of Syria.  With respect to Syriatel, in our discussions regarding a possible acquisition of a controlling interest, the selling shareholder has been represented by Rami Makhlouf.  As you know, Mr. Makhlouf has been the object of U.S. sanctions as a result of his relationship with the government of Syria.

The Company is not party to any agreement, commercial arrangement or other contract with the government of Syria and, to its knowledge, is not party to any other agreement, commercial arrangement or other contract with an individual or entity controlled by, or affiliated with that government.

*           *           *

In connection with responding to the Staff’s comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings.  The Company further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings.  Finally, the Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 011 331 53 89 70 00.

Very truly yours,

Sami Toutounji

cc:	Serkan Okandan Chief Financial Officer, Turkcell Iletisim Hizmetleri A.S.

Larry Spirgel Assistant Director, Division of Corporation Finance, Securities and Exchange Commission

Pradip Bhaumik Attorney-Advisor, Securities and Exchange Commission